Exhibit 99.1

ArcelorMittal reports first quarter 2020 results
Luxembourg, May 7, 2020 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month period ended March 31, 2020.

COVID-19 impacts
•
Faced with a significant humanitarian challenge from the COVID-19 pandemic, the Company’s first priority has been to take all the necessary actions to safeguard the wellbeing of our people and to provide support to the extent required in the communities in which we operate

•	Economic activity and steel market conditions have significantly deteriorated since measures were introduced by governments worldwide to contain the COVID-19 pandemic
•	The Company has responded swiftly: aligning production to a lower order book, and taking measures to reduce all costs in line with exceptionally low capacity utilization levels
Highlights of 1Q 2020:
•	Health and safety performance: LTIF rate[2] of 1.01x in 1Q 2020
•
Improved operating performance in 1Q 2020 reflects the positive market developments prior to the escalation of the COVID-19 pandemic in March; operating loss of $0.4bn (vs. loss of $1.5bn in 4Q 2019); EBITDA increased to $1.0bn (4.5% higher than 4Q 2019)

•	Net loss of $1.1bn in 1Q 2020 (adjusted net loss of $0.6bn, excluding impairment and exceptional items)[3]
•	Strong cash management during the quarter, including a working capital investment limited to $0.1bn; gross debt of $13.8bn and a marginal increase in net debt to $9.5bn (down $1.7bn vs 1Q 2019)
•
Liquidity at the end of 1Q 2020 stood at $9.8bn (consisting of cash and cash equivalents of $4.3bn and $5.5bn of available credit lines5); further supplemented by a recently signed new $3bn credit facility[5]

Outlook and guidance:
•
The Company has moved swiftly to secure its assets and match production to the evolving orderbook, with steel shipments for 2Q 2020 expected within the range of 13.5Mt to 14.5Mt; the actions taken to reduce all costs in line with reduced operating rates is expected to yield a reduction in fixed costs[10] by 25%-30% in 2Q 2020, essentially maintaining fixed costs per-tonne at the 1Q 2020 level; EBITDA for 2Q 2020 is expected to be within the range of $0.4bn to $0.6bn

•
Certain cash needs of the business are now expected to be approximately $3.5bn in 2020 (vs. $4.5bn previous guidance), due to lower planned capex (reduced to $2.4bn from $3.2bn previous guidance) and lower taxes

•	Annual working capital needs will be determined by the extent market conditions recover in 2H 2020, but the Company still expects to release the $1bn in working capital previously targeted
•
The Company’s $2 billion asset portfolio optimization program continues to progress. Given suitable and viable buyers have expressed serious interest in certain assets, the Company remains confident in completing the program by mid-2021

•	While the impacts of COVID-19 have introduced unanticipated challenges, the Company continues to target achievement of its $7bn net debt objective in the near term
•
Against the backdrop of significant cost savings measures being taken across the business, the Board determined it both appropriate and prudent to suspend dividend payments until such a time as the operating environment normalizes.

Financial highlights (on the basis of IFRS1):
(USDm) unless otherwise shown	1Q 20	4Q 19	3Q 19	2Q 19	1Q 19
Sales	14,844	15,514	16,634	19,279	19,188
Operating (loss) / income	(353)	(1,535)	297	(158)	769
Net (loss)/income attributable to equity holders of the parent	(1,120)	(1,882)	(539)	(447)	414
Basic (loss)/earnings per common share (US$)	(1.11)	(1.86)	(0.53)	(0.44)	0.41

Operating (loss) / income / tonne (US$/t)	(18)	(78)	15	(7)	35
EBITDA	967	925	1,063	1,555	1,652
EBITDA/ tonne (US$/t)	50	47	53	68	76
Steel-only EBITDA/ tonne (US$/t)	34	32	34	43	56

Crude steel production (Mt)	21.1	19.8	22.2	23.8	24.1
Steel shipments (Mt)	19.5	19.7	20.2	22.8	21.8
Own iron ore production (Mt)	14.4	14.8	13.6	14.6	14.1
Iron ore shipped at market price (Mt)	8.6	9.6	8.4	9.9	9.2

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

"The improved operating performance in the first quarter has been considerably overshadowed by the COVID-19 crisis. Faced with a significant humanitarian challenge, the Company’s first priority has been to take all the necessary actions to safeguard the wellbeing of our people and to provide support to the extent required in the communities in which we operate. But we have also moved decisively to protect the business in the face of the completely unprecedented scenario we are facing where social and economic lockdown has contributed to a significant decline in demand. We moved swiftly to temporary idle furnaces, cutting production across markets and reducing operating and capital costs to match this environment. We have continued to meet remaining customer demand from a reduced level of production and are very thankful to our employees and stakeholders for their support in enabling plants to keep running.
“There are still too many uncertainties to accurately predict what the rest of the year holds. However, it seems likely that over the course of this month countries will start to announce details of their “exit” strategies. Whilst these are likely to be an easing, not an immediate ending of lockdown, construction and manufacturing are expected to be among the first sectors to be permitted to re-start operations and indeed we are seeing signs of customers re-starting production. Rigorous planning to ensure we can meet customer demand whilst protecting the health and safety of our people has been undertaken, leaning on the experience of our plants which have already been on this journey.
 “The remainder of this year will be challenging, but I am confident that ArcelorMittal has the experience and inherent resilience,  to manage through these difficult times. As a result of the hard work undertaken in recent years to strengthen the balance sheet, we went into the COVID-19 crisis with the lowest net debt since the creation of the Company, which is a matter of considerable comfort.
“I am particularly grateful for the commitment shown by our teams in these recent weeks. Crises do tend to bring out the best in people and we have many examples of this, from our employees working in our plants to produce steels for essential products, to our facilities around the world looking to see how they can support their local communities, to our research and development teams harnessing their skills and expertise in ways quite unconnected with steel-making, for example in the design of 3D printers and ventilators. Together we will continue to navigate these extraordinary times and ensure that ArcelorMittal is able to secure the wellbeing of its people and its position as the world’s leading steel Company.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety of the Company’s workforce is of paramount importance. Following the spread of COVID-19 pandemic, where possible, employees are working remotely and where assets continue to operate, we are following the recommendations of local governments as well as the World Health Organisation (‘WHO’). We continue to ensure extensive monitoring, sanitation and social distancing measures applied at all operations, alongside provision of essential personal protective equipment.
Health and safety performance2 (inclusive of ArcelorMittal Italia (previously known as Ilva)), based on own personnel and contractors lost time injury frequency (LTIF) rate was 1.01x in the first quarter of 2020 ("1Q 2020") as compared to 1.25x in fourth quarter of 2019 ("4Q 2019") and 1.14x as of the first quarter of 2019 ("1Q 2019").
Excluding the impact of ArcelorMittal Italia, the LTIF was 0.72x for 1Q 2020 as compared to 0.84x for 4Q 2019 and 0.66x for the first quarter of 2019 (“1Q 2019”).
The Company’s efforts to improve its health and safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities.
Own personnel and contractors - Frequency rate

Lost time injury frequency rate	1Q 20	4Q 19	3Q 19	2Q 19	1Q 19
Mining	0.79	1.27	1.53	0.64	0.38
NAFTA	0.56	0.63	0.54	0.46	0.58
Brazil	0.45	0.32	0.21	0.43	0.48
Europe	1.04	1.06	1.18	1.00	0.85
ACIS	0.82	0.83	0.59	0.58	0.75
Total Steel	0.72	0.78	0.71	0.69	0.71
Total (Steel and Mining) excluding ArcelorMittal Italia	0.72	0.84	0.82	0.68	0.66
ArcelorMittal Italia	7.93	10.61	13.45	13.73	11.05
Total (Steel and Mining) including ArcelorMittal Italia	1.01	1.25	1.36	1.26	1.14

Key sustainable development highlights for 1Q 2020:

We are attempting to harness our skills and resources in a useful and collaborative way to help address the challenges presented by COVID-19. Specifically, we have focused our actions on collaborating to address the severe lack of the required safety and medical equipment for the public health effort, including 3D printing face shields and ventilators in Europe and Brazil.
Our businesses across the world have now made cash and in-kind donations to various community and public health initiatives. We have also been utilizing our global network to help facilitate the transfer of equipment to and from regions most impacted; and coordinating private sector support to fight the pandemic in West Africa.
•
The Company is preparing a report on its 2030 target to reduce CO2 in Europe by 30%, laying out the constituent elements of its roadmap to 2030, including supportive policy frameworks to enable the roll out of technology. A second Group wide Climate Action report, with a new global CO2 target, is expected in 2H 2020.

•	The Company’s 2019 sustainability performance was published in the Factbook (the full Integrated Annual Review will be published in mid-May). Highlight includes:
◦
In 2019 the Company avoided the emission of over 11 million tonnes CO2 in the cement industry through the sale of 15 million tonnes of blast furnace slag for use as cement – 19% more than in 2018. ArcelorMittal’s own CO2 footprint from its steelmaking operations fell by over 4.4% year on year.

•	The Company’s programme to certify 100% of its integrated sites in Europe against the ResponsibleSteel™ site standard started in 1Q 2020, and has been subsequently delayed due to COVID-19.

Analysis of results for 1Q 2020 versus 4Q 2019 and 1Q 2019
Total steel shipments in 1Q 2020 were 1.2% lower at 19.5Mt as compared with 19.7Mt for 4Q 2019 primarily due to lower steel shipments in Brazil (-13.5%) and ACIS (-12.4%), offset in part by an improvement in NAFTA (+10.1%) whilst Europe remained broadly stable. Total steel shipments in 1Q 2020 were 10.7% lower as compared with 21.8Mt for 1Q 2019. Excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition (completed June 30, 2019) steel shipments were 6.5% lower as compared to 1Q 2019.
During the latter part of 1Q 2020, the global escalation of the COVID-19 pandemic and subsequent measures introduced by governments worldwide to contain it has negatively impacted economic activity and industrial supply chains in many parts of the world. Consequently, the Company is experiencing a significant decline in industrial activity in all the geographic markets in which it operates. The Company has responded swiftly by significantly reducing production (including temporarily idling steelmaking and finishing assets) globally in alignment with reduced demand and government requirements. As a result, the Company expects a significant negative impact on volumes until industrial activity normalizes.
Sales in 1Q 2020 were $14.8 billion as compared to $15.5 billion for 4Q 2019 and $19.2 billion for 1Q 2019. Sales in 1Q 2020 were 4.3% lower as compared to 4Q 2019 primarily due to lower steel shipments (-1.2%) due in part to COVID-19 impacts, and lower market-priced iron ore shipments (-11.0%). Sales in 1Q 2020 were 22.6% lower as compared to 1Q 2019 primarily due to lower average steel selling prices (-13.8%), lower steel shipments (-10.7%) due in part to COVID-19 impacts, and lower market-priced iron ore shipments (-6.2%) offset in part by higher seaborne iron ore reference prices (+9.1%).
Depreciation for 1Q 2020 was lower at $771 million as compared to $802 million for 4Q 2019 and higher than $733 million in 1Q 2019. FY 2020 depreciation is expected to be approximately $3.0 billion (based on current exchange rates).
Impairment charges12 for 1Q 2020 were $92 million and relate to the permanent closure of the coke plant in Florange (France), at the end of April 2020. Impairment charges for 4Q 2019 were $830 million and related to impairment of the fixed assets of ArcelorMittal USA ($0.7 billion) and in South Africa ($0.1 billion). Impairment charges for 1Q 2019 were $150 million related to the remedy asset sales for the ArcelorMittal Italia acquisition.
Exceptional items of $457 million for 1Q 2020 primarily include inventory related charges in NAFTA and Europe due to a weaker steel pricing outlook driven by COVID-19 impacts. Exceptional items of $828 million for 4Q 2019, primarily include inventory related charges in NAFTA and Europe following a period of exceptionally weak steel pricing. Exceptional items for 1Q 2019 were nil.
Operating loss for 1Q 2020 was $353 million as compared to $1,535 million in 4Q 2019 and an operating income of $769 million in 1Q 2019. Operating results for 1Q 2020 and 4Q 2019 were impacted by impairment charges and exceptional items as discussed above.
Income from associates, joint ventures and other investments for 1Q 2020 was $142 million as compared to $20 million for 4Q 2019 and $208 million in 1Q 2019. 1Q 2020 income was positively impacted by income from AMNS India9. 1Q 2019 was positively impacted by the dividend declared by Erdemir of $93 million.
Net interest expense in 1Q 2020 decreased to $115 million as compared to $140 million in 4Q 2019 and $161 million in 1Q 2019. Interest costs decrease in 1Q 2020 was primarily due to savings after bond repayments at the end of 4Q 2019.
Foreign exchange and other net financing losses in 1Q 2020 were $451 million as compared to $117 million for 4Q 2019 and $231 million in 1Q 2019. Foreign exchange loss for 1Q 2020 was $111 million as compared to foreign exchange gain of $130 million and loss of $48 million, in 4Q 2019 and 1Q 2019, respectively. 1Q 2020 includes non-cash mark-to-market losses of $118 million related to the mandatory convertible bonds call option following the market price decrease of the underlying share; such losses amounted to $52 million in 4Q 2019 and $6 million in 1Q 2019. 1Q 2020 also includes early bond redemption premium expenses of $66 million.

ArcelorMittal recorded an income tax expense of $340 million in 1Q 2020 as compared to $125 million for 4Q 2019 and $135 million for 1Q 2019. Income tax expense in 1Q 2020 includes deferred tax expense of $178 million.
ArcelorMittal recorded a net loss for 1Q 2020 of $1.1 billion (or $1.11 basic loss per common share), as compared to a net loss for 4Q 2019 of $1.9 billion (or $1.86 basic loss per common share), and a net income for 1Q 2019 of $0.4 billion (or $0.41 basic earnings per common share).

Analysis of segment operations
NAFTA

(USDm) unless otherwise shown	1Q 20	4Q 19	3Q 19	2Q 19	1Q 19
Sales	4,304	4,020	4,395	5,055	5,085
Operating (loss) / income	(120)	(912)	(24)	(539)	216
Depreciation	(126)	(152)	(147)	(137)	(134)
Impairment	—	(700)	—	(600)	—
Exceptional items	(241)	(200)	—	—	—
EBITDA	247	140	123	198	350
Crude steel production (kt)	5,503	5,261	5,658	5,590	5,388
Steel shipments (kt)	5,536	5,029	5,135	5,438	5,319
Average steel selling price (US$/t)	715	731	792	836	874
NAFTA segment crude steel production increased by 4.6% to 5.5Mt in 1Q 2020 as compared to 5.3Mt in 4Q 2019, partly due to recovery following planned outages both in flat and long product operations during 4Q 2019 due to weak demand.
Steel shipments in 1Q 2020 increased by 10.1% to 5.5Mt as compared to 5.0Mt in 4Q 2019, primarily due to a 12.2% increase in flat steel shipments following the end of destocking which had suppressed demand in the prior quarter. Steel shipments started to decline towards the second half of March 2020 due to weaker demand driven by the COVID-19 pandemic.
Sales in 1Q 2020 increased by 7.1% to $4.3 billion as compared to $4.0 billion in 4Q 2019, primarily due to a 10.1% increase in steel shipments offset in part by a decline in average steel selling prices (with flat and long products down 2.6% and 2.5%, respectively).
Exceptional items for 1Q 2020 of $241 million primarily include inventory related charges due to a weaker steel pricing outlook driven by COVID-19 impacts. Exceptional items of $200 million in 4Q 2019 primarily included inventory related charges following a period of exceptionally weak steel pricing.
Operating loss in 1Q 2020 was $120 million as compared to a loss of $912 million in 4Q 2019 and an operating income of $216 million in 1Q 2019. Operating results for 1Q 2020 and 4Q 2019 were impacted by exceptional items noted above, and operating results for 4Q 2019 were also impacted by impairment charges related to a further impairment of the fixed assets of ArcelorMittal USA.
Despite the negative impact of COVID-19, EBITDA in 1Q 2020 of $247 million was higher as compared to $140 million in 4Q 2019 primarily driven by the positive impact of higher steel shipment volumes offset in part by a negative price-cost effect. EBITDA in 1Q 2020 decreased by 29.5% as compared to $350 million in 1Q 2019 primarily due to negative price-cost effect offset in part by higher steel shipments.
The escalation of the COVID-19 pandemic during the latter part of 1Q 2020 has impacted ArcelorMittal's key end markets in the US and Canada. The Company has responded immediately by significantly adapting its capacity. The Company has to date announced the safe and orderly temporary blow down of blast furnace No.3 at ArcelorMittal Dofasco, Canada, blast furnace No.6 at ArcelorMittal Cleveland and blast furnace No.4 at Indiana Harbor in the United States with the necessary precautions taken to preserve the assets for future production.
In order to mitigate in part the effect of weaker demand on production levels, the Company is temporarily reducing fixed costs (including alignment of the workforce to demand) and implementing other cost saving measures.

Brazil

(USDm) unless otherwise shown	1Q 20	4Q 19	3Q 19	2Q 19	1Q 19
Sales	1,592	1,902	1,929	2,126	2,156
Operating income	150	177	196	234	239
Depreciation	(69)	(63)	(62)	(79)	(70)
Exceptional items	—	—	—	—	—
EBITDA	219	240	258	313	309
Crude steel production (kt)	2,679	2,489	2,669	2,830	3,013
Steel shipments (kt)	2,351	2,717	2,810	2,785	2,880
Average steel selling price (US$/t)	642	628	676	705	704

Brazil segment crude steel production increased by 7.6% to 2.7Mt in 1Q 2020 as compared to 2.5Mt for 4Q 2019, which had been impacted by planned maintenance in the Long products business.
Steel shipments in 1Q 2020 decreased by 13.5% to 2.4Mt as compared to 2.7Mt in 4Q 2019, primarily due to seasonality and lower flat product exports. Overall long products shipments decreased by 7.7% while flat products declined by 17.7%.
Sales in 1Q 2020 declined by 16.3% to $1.6 billion as compared to $1.9 billion in 4Q 2019. Sales in 1Q 2020 were impacted by 13.5% lower steel shipments offset in part by 2.2% higher average steel selling prices.
Operating income in 1Q 2020 declined to $150 million as compared to $177 million in 4Q 2019 and $239 million in 1Q 2019.
EBITDA in 1Q 2020 decreased by 8.8% to $219 million as compared to $240 million in 4Q 2019 primarily due to lower steel shipments (including initial COVID-19 impacts) offset in part by a positive price-cost effect. EBITDA in 1Q 2020 was 29.2% lower as compared to $309 million in 1Q 2019 primarily due to lower steel shipment volumes (-18.4%).
The effects of the COVID-19 pandemic and government response and containment efforts have been felt in Latin America regions later than in some other regions. Nevertheless, end markets and in particular automotive have now been increasingly impacted. The Company is in the process of reducing production further with the idling of ArcelorMittal Tubarão's blast furnace #3 from April 21, 2020, together with production curtailments in Argentina and in long product capacity in Brazil, to match demand levels.
In order to mitigate in part the effect of weaker demand on the production levels, the Company is temporarily reducing fixed costs (including alignment of the workforce to demand) and implementing other cost saving measures.
Europe

(USDm) unless otherwise shown	1Q 20	4Q 19	3Q 19	2Q 19	1Q 19
Sales	7,654	8,035	8,796	10,396	10,494
Operating (loss) / income	(426)	(649)	(168)	(301)	11
Depreciation	(347)	(323)	(311)	(313)	(309)
Impairment charges	(92)	(28)	—	(347)	(150)
Exceptional items	(191)	(456)	—	—	—
EBITDA	204	158	143	359	470
Crude steel production (kt)	9,912	9,030	10,432	12,079	12,372
Steel shipments (kt)	9,300	9,290	9,698	11,811	11,553
Average steel selling price (US$/t)	638	654	686	704	729
Europe segment crude steel production increased by 9.8% to 9.9Mt in 1Q 2020 as compared to 9.0Mt in 4Q 2019 with increases in both long and flat products as production began to normalize following destock-driven curtailment in 4Q 2019. Europe segment crude steel production decreased by 19.9% to 9.9Mt in 1Q 2020 as compared to 12.4Mt in 1Q 2019 (12.2% lower excluding the impact of remedy assets associated with the ArcelorMittal Italia acquisition).

Steel shipments in 1Q 2020 remained stable at 9.3Mt as compared to 4Q 2019 primarily driven by higher flat steel shipments (+2.9%) offset by lower long products shipments (-6.6%). Steel shipments were 19.5% lower in 1Q 2020 as compared to 1Q 2019 (12.0% lower excluding the impact of remedy assets associated with the ArcelorMittal Italia acquisition). Steel shipments in Europe started to decline in the latter part of March due to the COVID-19 containment measures implemented in the various countries.
Sales in 1Q 2020 were $7.7 billion, 4.7% lower as compared to $8.0 billion in 4Q 2019, with average steel selling prices 2.3% lower, primarily due to lower flat products prices (down 3.1%).
The coke plant in Florange, France, was closed at the end of April 2020, in order to reduce costs. As a result, impairment charges of $92 million were booked in 1Q 2020. Impairment charges for 4Q 2019 were $28 million. Impairment charges for 1Q 2019 were $150 million related to the remedy asset sales for the ArcelorMittal Italia acquisition.
Exceptional items for 1Q 2020 of $191 million primarily include inventory related charges due to a weaker steel pricing outlook driven by COVID-19 impacts. Exceptional items for 4Q 2019 of $456 million primarily included inventory related charges following a period of exceptionally weak steel pricing. Exceptional charges for 1Q 2019 were nil.
Operating loss in 1Q 2020 was $426 million as compared to a loss of $649 million for 4Q 2019 and an operating income of $11 million in 1Q 2019. Operating results for 1Q 2020, 4Q 2019 and 1Q 2019 were impacted by impairment charges and exceptional items as discussed above.
Despite the effects COVID-19, EBITDA in 1Q 2020 of $204 million was 29.5% higher as compared to $158 million in 4Q 2019. This was largely due to a positive sales mix (higher flat products shipments and lower long products shipments). EBITDA in 1Q 2020 decreased by 56.5% as compared to $470 million in 1Q 2019 primarily due to 19.5% lower steel shipments (12.0% lower excluding the impact of the remedy asset sales related to the ArcelorMittal Italia acquisition).
The COVID-19 pandemic containment measures began impacting European industrial activity in mid-March. The Company first announced measures on March 19, 2020 to reduce production and the temporary idling of steelmaking and finishing assets across its European operations. Production reduction measures have been undertaken in Italy, France, Spain, Germany, Belgium and Poland.
In order to mitigate in part the effect of weaker demand on the production levels, the Company is temporarily reducing fixed costs (including alignment of the workforce to demand) and implementing other cost saving measures.
ACIS

(USDm) unless otherwise shown	1Q 20	4Q 19	3Q 19	2Q 19	1Q 19
Sales	1,446	1,632	1,654	1,906	1,645
Operating (loss) / income	(60)	(238)	35	114	64
Depreciation	(86)	(105)	(93)	(85)	(81)
Impairment	—	(102)	—	—	—
Exceptional items	(21)	(76)	—	—	—
EBITDA	47	45	128	199	145
Crude steel production (kt)	2,998	2,973	3,450	3,252	3,323
Steel shipments (kt)	2,614	2,985	2,718	3,182	2,662
Average steel selling price (US$/t)	471	460	532	536	541

ACIS segment crude steel production in 1Q 2020 remained broadly stable at 3.0Mt as compared to 4Q 2019 primarily due to lower production in Kazakhstan (due to weather related disruptions) offset by improved volumes in Ukraine and South Africa.

Steel shipments in 1Q 2020 decreased by 12.4% to 2.6Mt as compared to 3.0Mt as at 4Q 2019, mainly due to the decline of shipments in Ukraine (4Q 2019 was positively impacted by timing of shipments postponed from 3Q 2019).
Sales in 1Q 2020 decreased by 11.4% to $1.4 billion as compared to $1.6 billion in 4Q 2019 primarily due to lower steel shipments (-12.4%) offset in part by higher average steel selling prices (+2.5%).
The 4Q 2019 results included impairment charges of $0.1 billion related to the Newcastle steel works in South Africa as well as $76 million of exceptional items related to South Africa including the closure costs of Saldanha and retrenchment costs related to the Section 189 process.
Operating loss in 1Q 2020 was $60 million as compared to loss of $238 million in 4Q 2019 (including the impairment charges and exceptional items as discussed above) and an operating income of $64 million in 1Q 2019.
EBITDA was broadly stable at $47 million in 1Q 2020 as compared to $45 million in 4Q 2019 primarily due to a positive price-cost effect offset by lower steel shipment volumes (due in small part to COVID-19 impact). EBITDA in 1Q 2020 was lower as compared to $145 million in 1Q 2019, primarily due to negative price-cost effect and COVID-19 impact.
The direct COVID-19 impact in the CIS region was limited in 1Q 2020 although more stringent lockdown measures have since been implemented, and production has since been reduced in the Ukraine and Kazakhstan due to demand weakness. ArcelorMittal South Africa has taken several steps (including significant production cuts across all operations) to support the country's lockdown (i.e. restrictions on activity limited only to essential services) that has since ended on April 30, 2020, which required the closure of all offices and operations across the country, except essential operational staff required for care and maintenance to avoid damage to plant and equipment. Since May 1, 2020 South Africa is operating within a partial lockdown environment which will be lifted in phases. ArcelorMittal will adopt a phased response to restarting operations and only then ramping up production as the demand for steel returns.
ArcelorMittal South Africa has implemented several cost reduction measures in response. These actions follow the critical steps already taken during 2019 to ensure the sustainability of ArcelorMittal South Africa. Similarly, in the CIS, in order to mitigate in part, the effect of weaker demand on production levels, the Company is temporarily reducing fixed costs (including alignment of the workforce to demand) and implementing other cost saving measures.
Mining

(USDm) unless otherwise shown	1Q 20	4Q 19	3Q 19	2Q 19	1Q 19
Sales	990	1,105	1,182	1,423	1,127
Operating income	168	185	260	457	313
Depreciation	(129)	(116)	(112)	(113)	(107)
EBITDA	297	301	372	570	420

Own iron ore production (Mt)	14.4	14.8	13.6	14.6	14.1
Iron ore shipped externally and internally at market price (a) (Mt)	8.6	9.6	8.4	9.9	9.2
Iron ore shipment - cost plus basis (Mt)	4.8	5.8	6.2	5.6	4.6
Own coal production (Mt)	1.3	1.4	1.4	1.5	1.2
Coal shipped externally and internally at market price (a) (Mt)	0.8	0.7	0.7	0.7	0.7
Coal shipment - cost plus basis (Mt)	0.6	0.7	0.8	0.7	0.7
(a) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines

Own iron ore production in 1Q 2020 decreased by 3.0% to 14.4Mt as compared to 14.8Mt in 4Q 2019. The lower production was due to seasonal factors, unplanned maintenance and slowdown related to COVID-19 restrictions at ArcelorMittal Mines Canada4 (AMMC), offset in part by improved production at ArcelorMittal Liberia. Own iron ore production in 1Q 2020 increased by 2.3% as compared to 1Q 2019 primarily due to higher production in Brazil (mainly due to temporary suspension of Serra Azul operation in 1Q 2019 post the Brumadinho incident) and Kazakhstan offset in part by lower AMMC production as explained above.

Market-priced iron ore shipments in 1Q 2020 decreased by 11.0% to 8.6Mt as compared to 9.6Mt in 4Q 2019, primarily driven by lower shipments in AMMC (due to seasonality, unplanned maintenance and COVID-19 pandemic restrictions). Market-priced iron ore shipments in 1Q 2020 were 6.2% lower as compared to 1Q 2019 driven by lower shipments in AMMC and Liberia offset by higher shipments in Brazil and Ukraine.
Own coal production in 1Q 2020 of 1.3Mt decreased by 2.6% as compared to 4Q 2019 primarily due to lower production at Princeton (US) and Temirtau (Kazakhstan). Own coal production in 1Q 2020 increased by 8.9% to 1.3Mt as compared to 1.2Mt in 1Q 2019 primarily due to higher production at Temirtau (Kazakhstan).
Market-priced coal shipments in 1Q 2020 improved to 0.8Mt as compared to 0.7Mt in 4Q 2019 and 1Q 2019.
Operating income in 1Q 2020 decreased by 8.8% to $168 million as compared to $185 million in 4Q 2019 and decreased by 46.2% as compared to $313 million in 1Q 2019.
EBITDA in 1Q 2020 was broadly stable at $297 million as compared to $301 million in 4Q 2019, as the impact of lower market-priced iron ore shipments (-11.0%) in part due to COVID-19 impact on the market was largely offset by lower freight costs. EBITDA in 1Q 2020 was 29.2% lower as compared to $420 million in 1Q 2019, primarily due to lower market-priced iron ore shipments (-6.2%), lower coking coal reference prices  and significantly lower iron ore pellet premia offset in part by higher seaborne iron ore reference prices (+9.1%).
The impact of the COVID 19 pandemic on the group's mining operations has to date been largely at ArcelorMittal Mines Canada. A directive from the Québec Government restricted mining activities to a minimum level in the province of Québec, Canada, from March 24, 2020 until May 3, 2020. ArcelorMittal Mining Canada has now resumed normal operations. Nevertheless, it is not expected to be possible to recover all the volumes that have been impacted (including volume loss due to unplanned maintenance) and accordingly market-priced iron ore shipments for FY 2020 are now expected to be 5-10% lower as compared to FY 2019 (from previous guidance of stable year on year).
Liquidity and Capital Resources
For 1Q 2020 net cash provided by operating activities was $594 million as compared to $2,932 million in 4Q 2019 and $971 million in 1Q 2019. Net cash provided by operating activities in 1Q 2020 includes a small working capital investment of $109 million, significantly reduced compared to 1Q 2019 due to cash conservation measures taken plus a reduction in activity levels compared to a working capital release of $2.6 billion in 4Q 2019 and a working capital investment of $553 million in 1Q 2019.
Net cash used in investing activities during 1Q 2020 was $755 million as compared to $1,751 million during 4Q 2019 and $693 million in 1Q 2019. Capex of $850 million in 1Q 2020 compares to $815 million in 4Q 2019 and $947 million in 1Q 2019. As described previously, the Company has responded to the COVID-19 impact with actions taken to reduce production and is adapting its capex plans to the operating environment. All non-essential capex has been suspended, while the Mexico hot strip mill project, the agreed Italian projects and certain projects to reduce CO2 emissions continue.
Maintenance capex spend is expected to be lower to match the reduced operating rates. Consequently, the previous FY 2020 capex guidance of approximately $3.2 billion has now been reduced to $2.4 billion.
Net cash provided by other investing activities in 1Q 2020 of $95 million includes $127 million from the sale of the 50% stake in Global Chartering Limited (GCL)8 offset in part by the revised quarterly lease payment under the amended ArcelorMittal Italia agreement signed in March 2020. Net cash used in other investing activities in 4Q 2019 of $936 million primarily included the final $0.6 billion equity contribution to the AMNS India JV and $0.4 billion cash outflow upon the close out of the Indian rupee rolling hedge entered into in connection with the acquisition of ESIL7.
Net cash used in financing activities in 1Q 2020 was $386 million as compared to net cash provided by financing activities in 4Q 2019 of $19 million and net cash used in financing activities in 1Q 2019 of $344 million. Net cash used in financing activities in 1Q 2020 includes a net outflow primarily related to the make whole redemption of the remaining outstanding amount ($659 million) of its 6.250% Notes due February 25, 2022.

In 4Q 2019, net cash provided by financing activities included net inflow of $126 million primarily related to the bond issuances of €1.5 billion ($1,640 million), offset by debt repurchases via tender offer and a make whole redemption of bond. In 1Q 2019, net outflow of debt repayments and issuances of $136 million included $1 billion repayment of amounts borrowed in connection with the purchase of the Uttam Galva and KSS Petron debts, $0.9 billion repayment of the €750 million 5-year, 3% bond at maturity; offset in part by $1.6 billion cash received from two new bond issuances and $0.2 billion of commercial paper issuance.
During 1Q 2020, the Company paid dividends of $103 million mainly to minority shareholders of ArcelorMittal Mines Canada (AMMC) as compared to $21 million in 4Q 2019 mainly paid to the minority shareholders in Bekaert (Brazil). During 1Q 2019, the Company paid dividends of $46 million to minority shareholders in AMMC (Canada).
Outflows from lease payments and other financing activities (net) were $59 million for 1Q 2020, $86 million for 4Q 2019 and $72 million in 1Q 2019.
As of March 31, 2020, the Company’s cash and cash equivalents amounted to $4.3 billion as compared to $5.0 billion as of December 31, 2019 and $2.2 billion as of March 31, 2019. Gross debt declined to $13.8 billion as of March 31, 2020, as compared to $14.3 billion as of December 31, 2019 and increased as compared to $13.4 billion as of March 31, 2019. As of March 31, 2020, net debt increased marginally to $9.5 billion as compared to $9.3 billion as of December 31, 2019.
As of March 31, 2020, the Company had liquidity of $9.8 billion, consisting of cash and cash equivalents of $4.3 billion and $5.5 billion of available credit lines5. Confirming the continued strong support of its key relationship banks, on May 5, 2020 ArcelorMittal and a syndicate of banks signed a new $3 billion credit facility5 further supplementing its liquidity. Both the $5.5 billion and $3.0 billion credit facilities contain a financial covenant not to exceed 4.25x Net debt / LTM EBITDA. As of March 31, 2020, the average debt maturity was 5.2 years.
Key recent developments
•
On May 5, 2020, ArcelorMittal and a syndicate of banks signed a credit facility with tranches of $0.7 billion and €2.1 billion (the “New Credit Facility”). The Credit Facility further enhances the Company's already strong liquidity position of $9.8 billion as of March 31, 2020, including a $5.5 billion revolving credit facility, which remains undrawn and is available until December 2024. The New Credit Facility has a maturity of 12 months and can be used for general corporate purposes. While the Company has no immediate need to draw on this New Credit Facility, it provides additional financial flexibility in the current extraordinary circumstances.

•
On March 17, 2020, AMNS Luxembourg Holding S.A. (“AMNS”), the parent company of the AMNS India joint venture in partnership with Nippon Steel Corporation (“NSC”), entered into a $5.146 billion ten-year term loan agreement with Japan Bank for International Cooperation (“JBIC”) and MUFG BANK, LTD., SUMITOMO MITSUI BANKING CORPORATION, MIZUHO BANK EUROPE N.V., and SUMITOMO MITSUI TRUST BANK, LIMITED (LONDON BRANCH). The proceeds of the loan have been used to refinance in full the amounts borrowed by AMNS in connection with the acquisition of ArcelorMittal Nippon Steel India Limited (formerly known as Essar Steel India Limited), including the amounts borrowed under the $7 billion bridge term facilities agreement guaranteed by ArcelorMittal. ArcelorMittal is the guarantor of the debt in proportion to its ownership interest (60%).

•
On March 9, 2020, ArcelorMittal redeemed all of the outstanding $659 million of its 6.250% Notes due February 25, 2022 for a total aggregate purchase price including accrued interest and premium on early repayment of $725 million.

•
On March 4, 2020, ArcelorMittal announced that AM InvestCo and the Ilva Commissioners had signed an amendment (the ‘Amendment Agreement’) to the original lease and purchase agreement for Ilva. The Amendment Agreement outlines the terms for a significant investment by Italian state-sponsored entities into AM InvestCo, thereby forming the basis for an important new partnership between ArcelorMittal and the Italian government. The equity investment by the Italian Government in Ilva, to be captured in an agreement (the ‘Investment Agreement’) to be executed by November 30, 2020, will be at least equal to AM InvestCo’s remaining liabilities against the original purchase price for Ilva. The Amendment Agreement is structured around a new industrial plan for Ilva, which involves investment in lower-carbon steelmaking technologies. In the event that the Investment Agreement is not executed by November 30, 2020, AM InvestCo has a withdrawal right, subject to an agreed payment. Final closing of the lease and purchase agreement is now scheduled by May 2022, subject to various conditions precedent.

•
On March 3, 2020, ArcelorMittal published its annual report for the year ended December 31, 2019. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and is available on corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".

•
On March 3, 2020, ArcelorMittal filed its Annual Report for 2019 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is now available on ArcelorMittal's website. ArcelorMittal will send a hard copy of the Annual Report for 2019 on Form 20-F, which includes the audited financial statements, to shareholders free of charge upon request.

Dividend
Against the backdrop of significant cost savings measures being taken across the business, the Board determined it both appropriate and prudent to suspend dividend payments until such a time as the operating environment normalizes. As a result, no dividend from 2019 results will be proposed to shareholders at the Annual General Meeting now scheduled in June 2020.
Outlook and guidance
The Company has moved swiftly to secure its assets and match production to the evolving orderbook, with steel shipments for 2Q 2020 expected to be within the range of 13.5Mt to 14.5Mt; the actions taken to reduce all costs in line with reduced operating rates are expected to yield a reduction in fixed costs10 by 25%-30% in 2Q 2020 as compared to 1Q 2020, essentially maintaining fixed costs per-tonne at the 1Q 2020 level; as a result EBITDA for 2Q 2020 is expected to be within the range of $0.4 billion to $0.6 billion.
Given this uncertainty, the Company has withdrawn its forecasts for apparent steel consumption and consequently expects steel shipments in 2020 to be below the 2019 level.
The Company will continue to make ongoing decisions to adjust production in various geographies in accordance with the level of steel demand and government requirements.
The Company expects certain cash needs of the business (including capex, interest, cash taxes, pensions and certain other cash costs but excluding working capital movements) to total $3.5 billion in 2020 versus the $4.5 billion previous guidance. This includes a reduction of FY 2020 capex to $2.4 billion (down from the previous guidance of $3.2 billion). Interest expense in 2020 is expected to remain at $0.5 billion while cash taxes, pensions and other cash costs are expected to be $0.6 billion (versus previous guidance of $0.8 billion).
Whilst it cannot at this stage provide specific guidance for working capital needs in 2020 (due to the fact that it will be determined by the extent market conditions recover in 2H 2020) the Company still expects to release the $1 billion in working capital as previously targeted.
While the impacts of COVID-19 have introduced unanticipated challenges, the achievement of the Company's $7 billion net debt objective remains a key near term target.
Despite the challenges caused by COVID-19, the Company’s $2 billion asset portfolio optimization program continues to progress. Given that suitable and viable buyers have expressed serious interest in certain assets, the Company remains confident in completing the program by mid-2021.

ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019
ASSETS
Cash and cash equivalents	4,298	4,995	2,246
Trade accounts receivable and other	3,456	3,569	5,131
Inventories	15,626	17,296	20,583
Prepaid expenses and other current assets	2,551	2,756	3,000
Assets held for sale[6]	—	—	1,950
Total Current Assets	25,931	28,616	32,910

Goodwill and intangible assets	4,911	5,432	5,549
Property, plant and equipment	33,522	36,231	36,647
Investments in associates and joint ventures	6,334	6,529	5,000
Deferred tax assets	8,669	8,680	8,318
Other assets	1,961	2,420	4,236
Total Assets	81,328	87,908	92,660

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,147	2,869	2,739
Trade accounts payable and other	11,968	12,614	14,232
Accrued expenses and other current liabilities	5,645	5,804	5,699
Liabilities held for sale[6]	—	—	828
Total Current Liabilities	20,760	21,287	23,498

Long-term debt, net of current portion	10,650	11,471	10,591
Deferred tax liabilities	2,075	2,331	2,337
Other long-term liabilities	11,820	12,336	11,945
Total Liabilities	45,305	47,425	48,371

Equity attributable to the equity holders of the parent	34,249	38,521	42,286
Non-controlling interests	1,774	1,962	2,003
Total Equity	36,023	40,483	44,289
Total Liabilities and Shareholders’ Equity	81,328	87,908	92,660

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended
In millions of U.S. dollars unless otherwise shown	Mar 31, 2020	Dec 31, 2019	Sept 30, 2019	Jun 30, 2019	Mar 31, 2019
Sales	14,844	15,514	16,634	19,279	19,188
Depreciation (B)	(771)	(802)	(766)	(766)	(733)
Impairment charges (B)	(92)	(830)	—	(947)	(150)
Exceptional items[3] (B)	(457)	(828)	—	—	—
Operating (loss) / income (A)	(353)	(1,535)	297	(158)	769
Operating margin %	(2.4)%	(9.9)%	1.8%	(0.8)%	4.0%

Income from associates, joint ventures and other investments	142	20	25	94	208
Net interest expense	(115)	(140)	(152)	(154)	(161)
Foreign exchange and other net financing loss	(451)	(117)	(524)	(173)	(231)
(Loss) / income before taxes and non-controlling interests	(777)	(1,772)	(354)	(391)	585
Current tax expense	(162)	(260)	(121)	(225)	(180)
Deferred tax (expense) / benefit	(178)	135	(64)	211	45
Income tax expense	(340)	(125)	(185)	(14)	(135)
(Loss) / income including non-controlling interests	(1,117)	(1,897)	(539)	(405)	450
Non-controlling interests income / (loss)	(3)	15	—	(42)	(36)
Net (loss) / income attributable to equity holders of the parent	(1,120)	(1,882)	(539)	(447)	414

Basic (loss) / earnings per common share ($)	(1.11)	(1.86)	(0.53)	(0.44)	0.41
Diluted (loss) / earnings per common share ($)	(1.11)	(1.86)	(0.53)	(0.44)	0.41

Weighted average common shares outstanding (in millions)	1,012	1,012	1,012	1,014	1,014
Diluted weighted average common shares outstanding (in millions)	1,012	1,012	1,012	1,014	1,017

OTHER INFORMATION
EBITDA (C = A-B)	967	925	1,063	1,555	1,652
EBITDA Margin %	6.5%	6.0%	6.4%	8.1%	8.6%

Own iron ore production (Mt)	14.4	14.8	13.6	14.6	14.1
Crude steel production (Mt)	21.1	19.8	22.2	23.8	24.1
Steel shipments (Mt)	19.5	19.7	20.2	22.8	21.8

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended
In millions of U.S. dollars	Mar 31, 2020	Dec 31, 2019	Sept 30, 2019	Jun 30, 2019	Mar 31, 2019
Operating activities:
(Loss)/income attributable to equity holders of the parent	(1,120)	(1,882)	(539)	(447)	414
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests (income) / loss	3	(15)	—	42	36
Depreciation and impairment	863	1,632	766	1,713	883
Exceptional items[3]	457	828	—	—	—
Income from associates, joint ventures and other investments	(142)	(20)	(25)	(94)	(208)
Deferred tax expense / (benefit)	178	(135)	64	(211)	(45)
Change in working capital	(109)	2,600	(203)	353	(553)
Other operating activities (net)	464	(76)	265	430	444
Net cash provided by operating activities (A)	594	2,932	328	1,786	971
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(850)	(815)	(941)	(869)	(947)
Other investing activities (net)	95	(936)	125	305	254
Net cash used in investing activities	(755)	(1,751)	(816)	(564)	(693)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(224)	126	804	468	(136)
Dividends paid	(103)	(21)	(61)	(204)	(46)
Share buyback	—	—	—	—	(90)
Lease payments and other financing activities (net)	(59)	(86)	(84)	(84)	(72)
Net cash (used in) / provided by financing activities	(386)	19	659	180	(344)
Net (decrease) / increase in cash and cash equivalents	(547)	1,200	171	1,402	(66)
Cash and cash equivalents transferred from/(to) assets held for sale	—	—	—	21	(11)
Effect of exchange rate changes on cash	(131)	131	(155)	17	(15)
Change in cash and cash equivalents	(678)	1,331	16	1,440	(92)

Free cash flow (C=A+B)	(256)	2,117	(613)	917	24

Appendix 1: Product shipments by region(1)

(000'kt)	1Q 20	4Q 19	3Q 19	2Q 19	1Q 19
Flat	4,853	4,325	4,454	4,732	4,750
Long	846	819	847	873	721
NAFTA	5,536	5,029	5,135	5,438	5,319
Flat	1,277	1,553	1,513	1,563	1,699
Long	1,085	1,176	1,312	1,236	1,194
Brazil	2,351	2,717	2,810	2,785	2,880
Flat	7,023	6,827	7,225	8,824	8,647
Long	2,170	2,323	2,333	2,883	2,821
Europe	9,300	9,290	9,698	11,811	11,553
CIS	1,827	2,087	1,657	2,064	1,617
Africa	786	890	1,060	1,113	1,049
ACIS	2,614	2,985	2,718	3,182	2,662

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures(1)

(USDm)	1Q 20	4Q 19	3Q 19	2Q 19	1Q 19
NAFTA	205	191	210	144	182
Brazil	67	96	68	80	84
Europe	323	273	390	337	353
ACIS	122	108	153	115	137
Mining	121	133	107	125	115
Total	850	815	941	869	947
Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects
The following tables summarize the Company’s principal growth and optimization projects involving significant capex.
Completed projects in most recent quarter
Segment	Site / unit	Project	Capacity / details	Actual completion
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	4Q 2019
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145kt over ingot route through yield increase	2Q 2019
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145kt over ingot route through yield increase	1Q 2020

Ongoing projects
Segment	Site / unit	Project	Capacity / details	Forecasted completion
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2021(a)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables	2021(b)
NAFTA	Burns Harbor (US)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	2023(c)
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(d)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold(d)
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(e)

a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion, investment programme at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017 and is expected to be completed in 2021.

b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2021.
c) In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.3 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. Given the exceptional circumstances the project has been slowed and project completion is now expected at the end of 2023.
d) Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade) projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.
e) ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The Phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa, and then reassessed following rapid iron ore price declines over the ensuing period. ArcelorMittal Liberia has completed the detailed feasibility study and is working on the final investment submission.

Appendix 3: Debt repayment schedule as of March 31, 2020
(USD billion)	2020	2021	2022	2023	2024	≥2024	Total
Bonds	0.5	0.3	0.8	1.4	1.8	3.7	8.5
Commercial paper	1.1	—	—	—	—	—	1.1
Other loans	1.4	0.7	0.5	0.8	0.2	0.6	4.2
Total gross debt	3.0	1.0	1.3	2.2	2.0	4.3	13.8

Appendix 4: Reconciliation of gross debt to net debt
(USD million)	March 31, 2020	December 31, 2019	March 31, 2019
Gross debt (excluding that held as part of the liabilities held for sale)	13,797	14,340	13,330
Gross debt held as part of the liabilities held for sale	—	—	96
Gross debt	13,797	14,340	13,426
Less:
Cash and cash equivalents	(4,298)	(4,995)	(2,246)
Cash and cash equivalents held as part of the assets held for sale	—	—	(21)
Net debt (including that held as part of the assets and the liabilities held for sale)	9,499	9,345	11,159

Net debt / LTM EBITDA	2.1	1.8	1.2

Appendix 5: Terms and definitions
Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:
Adjusted net (loss) / income: refers to reported net (loss)/income less impairment and exceptional items.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EBITDA: operating results plus depreciation, impairment charges and exceptional items.
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Foreign exchange and other net financing (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex.
Gross debt: long-term debt and short-term debt (including that held as part of the liabilities held for sale).
Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.
LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
MT: refers to million metric tonnes
Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.
Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
Net debt: long-term debt and short-term debt less cash and cash equivalents (including those held as part of assets and liabilities held for sale).
Net debt/LTM EBITDA: refers to Net debt divided by EBITDA (as used in the Company’s financial reporting) over the last twelve months.
Net interest expense: includes interest expense less interest income
On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighbouring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Steel-only EBITDA: calculated as EBITDA total less Mining segment EBITDA.
Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Appendix 6: Adjusted net (loss) / income
(USDm)	1Q 20	4Q 19	3Q 19	2Q 19	1Q 19
Net (loss) / income	(1,120)	(1,882)	(539)	(447)	414
Impairment	(92)	(830)	—	(947)	(150)
Exceptional items	(457)	(828)	—	—	—
Adjusted net (loss) / income	(571)	(224)	(539)	500	564

Footnotes
1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. Segment information presented in this press release are prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents Adjusted net (loss) / income as it believes it is a useful measure for the underlying business performance excluding impairment and exceptional items. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash Flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company also presents the ratio of net debt to EBITDA for the last twelve month period, which investors may find useful in understanding the Company's ability to service its debt. The Company’s guidance as to the EBITDA range for 2020 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies.

2.	Excluding the impact of ArcelorMittal Italia, the LTIF was 0.72x for 1Q 2020 as compared to 0.84x for 4Q 2019 and 0.66x for 1Q 2019.
3.
Impairment charges for 1Q 2020 were $92 million and relate to the permanent coke plant closure in Florange, France, at the end of April 2020. Impairment charges for 4Q 2019 were $830 million and related to impairment of the fixed assets of ArcelorMittal USA ($0.7 billion) following impairment assessments performed during the quarter, resulting from a further decrease in the near-term average selling price assumption and $0.1 billion in South Africa (primarily related to the fixed assets of Newcastle Works in South Africa following lower domestic volumes). Impairment charges for 1Q 2019 were $150 million related to the remedy asset sales for the ArcelorMittal Italia acquisition. Exceptional items of $457 million for 1Q 2020 primarily include inventory related charges in NAFTA and Europe due to a weaker steel pricing outlook driven by COVID-19 impacts. Exceptional items of $828 million for 4Q 2019, primarily included inventory related charges in NAFTA and Europe following a period of exceptionally weak steel pricing.

4.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
5.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options.  During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023 as of March 31, 2020. The facility may be further extended for an additional year in December 2020. As of March 31, 2020, the $5.5 billion revolving credit facility was fully available. On May 5, 2020, ArcelorMittal and a syndicate of banks signed a credit facility with tranches of $0.7 billion and €2.1 billion (the “New Credit Facility”). The Credit Facility further enhances the Company's already strong liquidity position of $9.8 billion as of March 31, 2020, including a $5.5 billion revolving credit facility, which remains undrawn and is available until December 2024. The New Credit Facility has a maturity of 12 months and can be used for general corporate purposes. While the Company has no immediate need to draw on this New Credit Facility, it provides additional financial flexibility in the current extraordinary circumstances.

6.
Assets and liabilities held for sale, as of March 31, 2019 include the ArcelorMittal Italia remedy package assets (as previously disclosed in the 1Q 2018 earnings release) and sold in June 2019, and the carrying value of the USA long product facilities at Steelton (“Steelton”). Steelton is no longer held for sale as of March 31, 2020.

7.
Relates to the rollover of the Indian rupee hedge at market price which protects the dollar funds needed for the Essar transaction as per the resolution plan approved by the Committee of Creditors and the National Company Law Tribunal in Ahmedabad. The hedge was unwound on the closing of the acquisition in 4Q 2019. On October 17, 2018, the Company announced that it had approved a payment of 7,469 crore rupees (c.$1 billion, subsequently paid) to the financial creditors of Uttam Galva and KSS Petron to clear overdue debts in order that the offer it submitted for ESIL on April 2, 2018 would be eligible and considered by ESIL’s CoC.

8.
On December 23, 2019, ArcelorMittal, announced it had signed a share purchase agreement with DryLog Ltd (DryLog) for the sale of a 50% stake in Global Chartering Limited (GCL), its wholly owned shipping business, and will subsequently form a 50:50 shipping joint venture with DryLog. The transaction closed on December 31, 2019. The stake sale and JV formation impacted ArcelorMittal’s net debt by $527 million, with $400 million on completion in 4Q 2019 and $127 million received in 1Q 2020. The transaction is part of ArcelorMittal’s commitment to unlock up to $2 billion of value from its asset portfolio by mid-year 2021.

9.
AMNS India key performance indicators for 1Q 2020 are as follows: 1Q 2020 crude steel production of 1.7Mt (7.0Mt annualized run rate) and EBITDA of $140 million (annualized $560 million). AMNS India’s operations have now been impacted by the COVID-19 pandemic and lockdown measures introduced in the country during late 1Q 2020, with the assets currently running at low utilization levels. The cash needs (i.e. maintenance capex, interest and tax) are less than $250 million per annum. Progress on value chain integration: On March 3, 2020 the Company welcomed judgment by NCLT Cuttack approving AMNS resolution plan for the Odisha Slurry Pipeline Infrastructure Ltd (OSPIL). The 253km pipeline connects AMNS India’s iron ore beneficiation plant in Dabuna to its pellet plant in Paradip in the state of Odisha. On March 3, 2020, AMNS India announced completion of the acquisition of Bhander Power Plant in Hazira, Gujarat from Edelweiss Asset Reconstruction Company for approximately $70 million. Bhander, a natural gas-based thermal plant with an installed capacity of 500MW, will remain captive to AMNS India’s steel manufacturing operations at Hazira.  In early March 2020, ArcelorMittal India Private Limited (AMIPL) was selected as the preferred bidder for a 5.5Mtpa iron ore mine license in Odisha following an auction process facilitated by the state government, with an acquisition cost of approximately $15 million. On conclusion of the license award process, AMIPL will seek requisite clearances, as well as mine development and production agreements, ahead of commencing mining operations. This is consistent with AMNS India’s medium to long term strategy to significantly grow its production capacity in India.

10.
The Company is temporarily reducing fixed cost in line with lower production rates. As a result, 2Q 2020 fixed cost are expected to be 25-30% below 1Q 2020 levels. The steps taken by the Company include: a) temporary labour cost savings: senior management / Board of Directors salary reduction; utilizing available economic unemployment schemes; temporary layoffs; federal and state subsidy/grants; salary cuts; reduction/elimination of contractors, overtime reduction etc. b) reduction in repairs and maintenance (R&M) expenses: spend expected to be lower due to lower operating rates; and c) reduced SG&A expenses: Fixed cost savings achieved from countries in which we operate where the currency has depreciated, as well as reduced SG&A expenses such as IT, travel, sales and marketing expenses, consultancy fees etc.

11.
On April 3, 2020, ArcelorMittal South Africa made an announcement related to the impact of the COVID-19 pandemic. This referred to the critical steps taken during 2019 to ensure the sustainability of ArcelorMittal South Africa, including the large-scale labour reorganisation concluded at the beginning of the year, the Strategic Asset Footprint Review, which resulted in the decision to place the Saldanha Works into care and maintenance and the review of the Newcastle Works, which is now primarily focused on servicing the domestic and Africa Overland markets. It announced that the anticipated impact of COVID-19 on the economy has led ArcelorMittal South Africa to consider further measures to ensure its sustainability. Several temporary interventions have been implemented, including curtailment of expenditure on non-critical goods and services, and salary reductions for all employees with effect from April 2020 for a likely period of three months.

12.
The Company considered the impact of the COVID-19 outbreak as an impairment indicator as of 1Q 2020 for its main steel operations. Accordingly, it updated future cash flow projections to reflect latest forecasts available for 2Q 2020 and 3Q 2020 and, as a result, concluded that no impairment charge was required as of March 31, 2020.

First quarter 2020 earnings analyst conference call
ArcelorMittal management (including CEO and CFO) will host a conference call for members of the investment community to present and comment on the three-month and twelve-month periods ended March 31, 2020 on: Thursday May 7, 2020 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#

Join the call via telephone or alternatively use the live audio webcast link https://interface.eviscomedia.com/player/1120/index.en.html where the replay will also be available afterwards.

To listen to the webcast recording, please visit the results section on our website once the event has finished

Forward-Looking Statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.